File No. 28-2160


SHADOW STOCK FUND, INC.


David L. Babson & Co. Inc. investment counsel with shared investment discretion, has filed Form 13F on behalf of the issuer, Shadow Stock Fund, Inc. Jones & Babson, Inc., investment manager employs Analytic Systems, Inc. and David L. Babson & Co. Inc as investment counsels to assist it in the investment advisory function.